Public ASML 2023 Third-Quarter Veldhoven, the Netherlands October 18, 2023 ASML reports €6.7 billion net sales and €1.9 billion net income in Q3 2023 ASML confirms its expectation to grow towards 30% in 2023 Exhibit 99.2

Public Page 2October 18, 2023 • Investor key messages • Business summary • Outlook • Financial statements Agenda

Public Page 3October 18, 2023 Investor key messages

Public Page 4October 18, 2023 Investor key messages • Global megatrends in the electronics industry, supported by a highly profitable and fiercely innovative ecosystem, are expected to continue to fuel growth across the semiconductor market • Growth in semiconductor end markets and increasing lithography intensity are driving demand for our products and services • ASML’s comprehensive product portfolio is aligned with our customers’ roadmaps, delivering cost effective solutions in support of all applications from leading edge to mature nodes • Based on different market scenarios1 as presented during our Investor Day in November 2022, we modeled an opportunity to reach annual revenue in 2025 between approximately €30 billion and €40 billion, with a gross margin between approximately 54% and 56% and in 2030 an annual revenue between approximately €44 billion and €60 billion, with a gross margin between approximately 56% and 60% • ASML and its supply chain partners are actively adding and improving capacity to meet current and future customer demand • We continue to accelerate the execution of our ESG Sustainability strategy and have shared the latest progress and actions to reach our ambitious targets in our integrated Annual Report 2022 • We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks 1 based on third party research and our assumptions

Public Page 5October 18, 2023 Business summary

Public Page 6October 18, 2023 1 Installed Base Management equals our net service and field option sales 2 Income from operations as a percentage of Total net sales 3 Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted. Q3 results summary • Net sales of €6.7 billion, net system sales of €5.3 billion, Installed Base Management1 sales of €1.4 billion • Gross margin of 51.9% • Operating margin2 of 32.7% • Net income as a percentage of net sales of 28.4% • Earnings per share (basic) of €4.81 • Net bookings3 of €2.6 billion ◦ including EUV bookings of €0.5 billion

Public Page 7October 18, 2023 Net system sales breakdown (Quarterly) Q3’23 Net system sales €5,308 million Q2’23 Net system sales €5,606 million

Public Page 8October 18, 2023 Logic Memory Installed Base Management1 1 Installed Base Management equals our net service and field option sales Total net sales € million by End-use

Public Page 9October 18, 2023 Net systems bookings activity by End-use Q3’23 net system sales value €2,602 million Q2’23 net system sales value €4,500 million Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.

Public Page 10October 18, 2023 • In Q3, ASML paid an interim dividend of €1.45 per ordinary share • The second quarterly interim dividend over 2023 will be €1.45 per ordinary share and will be made payable on November 10, 2023 • In Q3 2023 we purchased shares for a total amount of around €100 million Capital return to shareholders Share buyback Dividend paid Third interim and final dividend for a year are paid in the subsequent year Total dividend Interim dividend (paid) Interim dividend (to be paid)

Public Page 11October 18, 2023 Outlook

Public Page 12October 18, 2023 Outlook Q4 • Net sales between €6.7 billion and €7.1 billion, including ◦ Installed Base Management1 sales of around €1.4 billion • Gross margin between 50% and 51% • R&D costs of around €1,030 million • SG&A costs of around €285 million 2023 • Net sales growth expectation towards 30% with a slight improvement in gross margin, relative to 2022, confirmed • Estimated annualized effective tax rate between 15% and 16% 1 Installed Base Management equals our net service and field option sales

Public Page 13October 18, 2023 Financial Statements

Public Page 14October 18, 2023 Consolidated statements of operations € million Quarter on Quarter Q3 2022 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Net sales 5,778 6,430 6,746 6,902 6,673 Gross profit 2,994 3,311 3,413 3,544 3,462 Gross margin % 51.8 51.5 50.6 51.3 51.9 R&D costs (819) (906) (948) (1,000) (992) SG&A costs (236) (280) (260) (281) (288) Income from operations 1,939 2,125 2,205 2,263 2,182 Operating income as a % of net sales 33.5 33.0 32.7 32.8 32.7 Net income 1,701 1,817 1,956 1,942 1,893 Net income as a % of net sales 29.4 28.2 29.0 28.1 28.4 Earnings per share (basic) € 4.29 4.60 4.96 4.93 4.81 Earnings per share (diluted) € 4.29 4.60 4.95 4.93 4.81 Lithography systems sold (units) 1 86 106 100 113 112 Net bookings 2 8,920 6,316 3,752 4,500 2,602 1 Lithography systems do not include metrology and inspection systems. 2 Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 15October 18, 2023 Consolidated statements of cash flows € million Quarter on Quarter Q3 2022 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Cash and cash equivalents, beginning of period 4,097 3,153 7,268 6,648 6,341 Net cash provided by (used in) operating activities 1,170 5,351 734 385 1,128 Net cash provided by (used in) investing activities (509) (364) (436) (545) (1,090) Net cash provided by (used in) financing activities (1,613) (859) (916) (137) (1,406) Effect of changes in exchange rates on cash 8 (13) (2) (10) 3 Net increase (decrease) in cash and cash equivalents (944) 4,115 (620) (307) (1,365) Cash and cash equivalents, end of period 3,153 7,268 6,648 6,341 4,976 Short-term investments 210 108 5 5 5 Cash and cash equivalents and short-term investments 3,363 7,376 6,653 6,346 4,981 Purchases of property, plant and equipment and intangible assets (364) (466) (539) (544) (510) Free cash flow 1 805 4,885 194 (161) 618 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 16October 18, 2023 Consolidated balance sheets € million Quarter on Quarter Assets Q3 2022 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Cash & cash equivalents and short-term investments 3,363 7,376 6,653 6,346 4,981 Net accounts receivable and finance receivables 7,414 6,680 4,862 5,686 5,682 Contract assets 277 132 236 193 267 Inventories, net 6,884 7,200 7,392 7,734 8,379 Loan receivable 364 364 364 364 921 Other assets 2,403 2,383 2,735 2,912 2,776 Tax assets 1,905 1,706 1,921 2,275 2,681 Equity method investments 999 924 970 1,040 1,094 Goodwill 4,556 4,556 4,556 4,556 4,583 Other intangible assets 870 842 814 789 757 Property, plant and equipment 3,562 3,944 4,355 4,728 5,093 Right-of-use assets 207 193 290 306 300 Total assets 32,804 36,300 35,148 36,929 37,514 Liabilities and shareholders' equity Current liabilities 15,669 17,983 16,948 16,755 16,310 Non-current liabilities 9,180 9,506 8,413 9,569 9,209 Shareholders' equity 7,955 8,811 9,787 10,605 11,995 Total liabilities and shareholders' equity 32,804 36,300 35,148 36,929 37,514 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 17October 18, 2023 This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends including expected demand recovery in the industry and expected timing thereof, demand, utilization, backlog, inventory levels, bookings and orders, outlook and expected financial results, including expected results for Q4 2023, including net sales, gross margin, R&D costs, SG&A costs, expected results for full year 2023, including expected growth in revenue and expected gross margin, estimated annualized effective tax rate and other full year 2023 expectations, expectations with respect to revenue for 2024 and growth in 2025, statements made at our 2022 Investor Day, including revenue and gross margin opportunity for 2025 and 2030, statements with respect to export control policy and regulations and expected impact on us, expectation to return significant amounts of cash through growing dividends and share buybacks, including the amount of shares intended to be repurchased under the program and statements with respect to dividends, statements with respect to our ESG goals and strategy and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “cont inue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, customer demand and semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, utilization and inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic condit ions, including the impact of the current macroeconomic uncertainty on the semiconductor industry, the impact of inflation, interest rates, geopolitical developments, the impact of pandemics, performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, constraints and logistics, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, and constraints on our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push outs, trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to sell our systems to certain customers, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares repurchased under our share repurchase programs, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements

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